Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following is an advertisement of Comcast:

Which would you choose?

[_] Net Neutrality Protection
[_] Faster internet
[_] more reliable and secure network
[_] Low-cost internet access
through Internet Essentials(sm)
[_] millions of WIFI hotspots
nationwide
[X] All of the ABove

          comcast + time warner cable Together is better for more people.

Find out how we can do more together at comcastcorporation.com/together

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. After the registration statement filed with the SEC is declared effective, a definitive joint proxy statement/prospectus will be mailed to Comcast and Time
Warner Cable shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE
JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE
FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL
CONTAIN IMPORTANT INFORMATION. Copies of the joint proxy statement/prospectus and other materials, including information about Comcast, Time Warner Cable and their directors and certain executive officers are available for free at
http://www.sec.gov, http://cmcsa.com or http://ir.timewarnercable.com or by contacting the Investor Relations Departments of Comcast at 866-281-2100 or
Time Warner Cable at 877-446-3689.